中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

2008 FIRST QUARTERLY REPORT

IMPORTANT NOTICE

In accordance with the applicable rules of the Shanghai Stock Exchange of the People's Republic of China ("**PRC**") (being the stock exchange on which the A shares of the Company are listed), the quarterly report ("**Quarterly Report**") of China Shipping Container Lines Company Limited (the "**Company**", together with its subsidiaries, the "**Group**") for the first quarter of 2008 ("**Reporting Period**") will be published in the PRC on 22 April 2008. The financial information set out in the Quarterly Report was prepared in accordance with the PRC Accounting Standards.

In accordance with the requirement of Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, we have extracted the following price-sensitive information from the Quarterly Report:

1. BASIC INFORMATION OF THE COMPANY

1.1 Principal financial data and statistics highlights

Currency: RMB

Items	As at 31 March 2008	As at 31 December 2007	Increase/ Decrease *(%)*
Total assets *(RMB'000)*	51,868,980	48,381,402	7.21
Shareholders' equity *(RMB'000)*	33,062,741	32,663,675	1.22
Net assets attributable to equity holders of the Company per share *(RMB)*	2.83	2.80	1.07

dlw 4/25

	For the three months ended 31 March 2008	Increase/ Decrease as compared with the same period of 2007 *(%)*
Net cash flow from operating activities *(RMB'000)*	2,028,136	N/A
Net cash flow from operating activities per share *(RMB)*	0.17	N/A

	For the three months ended 31 March 2008	Increase/ Decrease as compared with the three months ended 31 March 2007 (%)
Net profit attributable to equity holders of the Company *(RMB'000)*	488,045	N/A
Basic earnings per share *(RMB)*	0.042	N/A
Basic earnings per share excluding extraordinary gain or loss *(RMB)*	0.042	N/A
Diluted earnings per share *(RMB)*	0.042	N/A
Fully diluted return on equity *(%)*	1.48	N/A
Fully diluted return on equity excluding extraordinary gain or loss *(%)*	1.47	N/A

Exceptional items	For the three months ended 31 March 2008 *(RMB)*
Non-operating gains, net	1,996,191.69
Income tax impact	(499,047.92)
Total	1,497,143.77

1.2 Number of shareholders as at 31 March 2008 and the top 10 shareholders of the Company who are not subject to trading moratorium

Unit: share

Total number of shareholders as at 31 March 2008 758,599 (H share shareholders: 2,048)

Top 10 shareholders of the Company who are not subject to trading moratorium

Name of shareholders (in full)	Number of shares held as at 31 March 2008	Type of shares
HKSCC Nominees Limited	3,672,039,059	H share
Hutchison International Limited	31,000,000	H share
Clever Venture Limited	30,879,000	H share
China Life Insurance Company Limited – 005L – CT001 Shanghai	16,347,870	A share
Hong Dong Hua Qing Coal Chemical Company Limited	13,379,000	A share
China Life Insurance Company Limited – Dividend Payout – Group Dividend Payout – 005L – FH001 Shanghai	8,931,870	A share
China Vessel Heavy Industry Finance Company Limited	8,931,870	A share
China Life Insurance Company Limited – Dividend Payout – Individual Dividend Payout – 005L – FH002 Shanghai	8,931,870	A share
Shanghai Electric Group Finance Company Limited	8,556,159	A share
China Pacific Life Insurance Company Limited – Dividend Payout – Individual Dividend Payout	7,931,870	A share

2. SIGNIFICANT EVENTS

I. Particulars of material changes in major accounting items and financial indicators of the Company and reasons

1. The decrease in tradable financial asset as compared with the end of last year was mainly due to the expiry of certain forward foreign exchange contracts during the Reporting Period;

2. Construction in progress increased by 64.2% as compared with the end of last year, which was mainly due to the payment of US$272 million by the Company to Samsung Heavy Industries Co., Ltd. on 14 February 2007, pursuant to a contract regarding the building of 13,300 TEU container vessels as well as the investment in the construction of containers and container trailers during the Reporting Period;

3. The decrease in tradable financial liabilities as compared with the end of last year was mainly attributable to the expiry of the non-principal delivery forward contracts entered into between the subsidiaries of the Company and Bank of China and ABN AMRO Bank during the Reporting Period;

4. Short term borrowings in the amount of US$116 million repayable within one year was newly made during the Reporting Period;

5. Accounts payable increased by 41.6% as compared with the end of last year. The main reason was due to an increase in port usage charges, loading and unloading charges and maintenance fees as a result of an increase of operating businesses. Besides, the settlement period of the international routes was relatively long and most of the settlements were generally made at the end of the Reporting Period. As a result, the accounts payable in the first quarter was relatively high;

6. The decrease in prepayment as compared with the end of last year was mainly attributable to the decrease in prepayment from third party customers during the Reporting Period as compared with the end of last year;

7. Wages payable decreased by 33.2% as compared with the end of last year. The main reason for the decrease was the payment of the outstanding year-end bonus for 2007 to its employees;

8. The decrease in dividend payable as compared with the end of last year was due to the payment of part of the outstanding dividends payable last year during the Reporting Period;

9. Long term borrowings increased by 33.4% as compared with the end of last year. The main reason for the increase was the payment of US$272 million, financed by a two-year loan provided by the Bank of Communications, by the Company to Samsung Heavy Industries Co., Ltd. on 14 February 2007 pursuant to a contract; and

10. Deferred income tax liabilities increased by 44.88% as compared with the end of last year. The reason for the increase was that under the relevant provisions of the Enterprise Income Tax Law, the Company is subject to a fixed income tax rate of 16.5% as approved by the relevant taxation authority for any profits generated through its overseas wholly owned subsidiaries.

II. Status of performance of undertakings by the Company, its shareholders and controlling shareholders

1. Non-competition undertakings

On 29 August 2007, China Shipping (Group) Company ("**China Shipping**"), the controlling shareholder of the Company has undertaken that

(i) it shall, or shall procure the subsidiaries controlled by it to, take all effective steps not to engage in or participate in any business which competes with the container shipping business or related businesses currently carried on by the Company or any subsidiary controlled by the Company, nor to hold any interest or benefit in the said businesses. If there is an opportunity for China Shipping or any subsidiary controlled by it to participate in any container shipping business or related businesses currently principally engaged in by the Company or any subsidiary controlled by it, or in any project in relation to the businesses which the Company or any subsidiary controlled by it shall in the future principally engage in, China Shipping shall, or shall procure the subsidiary controlled by it to, grant to the Company or any subsidiary controlled by it the first opportunity to participate in the said business or project; and

(ii) China Shipping will fully indemnify the Company and/or the subsidiaries controlled by the Company against all losses, damages and costs incurred by China Shipping and/or the subsidiaries controlled by it as a result of or arising from any breach of the undertakings set forth above.

2. Undertaking to lock-up shares

China Shipping, the controlling shareholder of the Company, has undertaken that it will not, within 6 months from the listing of the Company's A shares on the Shanghai Stock Exchange, transfer nor authorize others to manage any of the Company's A shares held by it, nor will it allow the Company to repurchase the Company's A shares held by it.

During the Reporting Period, China Shipping did not breach any of the undertakings as stated above.

CAUTION STATEMENT

The Board wishes to remind investors that the above extracts from the Quarterly Report is based on the Group's internal records and management accounts and have not been reviewed or audited by the auditors. **Investors are cautioned not to rely unduly on the extracts from the Quarterly Report. In addition, investors are advised to exercise caution when dealing in the shares of the Company.**

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
21 April 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr.Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese and the English name "China Shipping Container Lines Company Limited".*

END